June 19, 2020

By EDGAR, “CORRESP” Designation

Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Jumia Technologies AG

Form 20-F for the Year Ended December 31, 2019

Filed April 3, 2020

File No. 001-38863

Dear Ms. Cvrkel:

Thank you for your letter dated June 10, 2020 setting forth a comment of the Staff of the Commission relating to Jumia Technologies AG’s annual report on Form 20-F for the year ended December 31, 2019 filed on April 3, 2020.

Further to your discussion with Krystian Czerniecki of Sullivan & Cromwell, we are currently working on a response to your letter. Preparing a response, and potentially an amendment to the annual report, requires coordination with a number of parties, for which we need additional time. We anticipate that we will be in a position to submit our response by July 8, 2020.

If you have any questions relating to this matter, please feel free to call the undersigned at +1-646-456-1087 or Krystian Czerniecki of Sullivan & Cromwell LLP at +49-69-4272-5525.

Very truly yours,

/s/ Katherine McGavin
Katherine McGavin
General Counsel

Ms. Linda Cvrkel Securities and Exchange Commission	-2-

cc:Keira Nakada

(Securities and Exchange Commission)

Jeremy Hodara
Sacha Poignonnec

(Jumia Technologies AG)

Krystian Czerniecki

(Sullivan & Cromwell LLP)